UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

Form SD

Specialized Disclosure Report

Merck & Co., Inc.
(Exact Name of Registrant as Specified in Its Charter)

1-6571	New Jersey	22-1918501
(Commission File Number)	(State or Other Jurisdiction of Incorporation)	(I.R.S. Employer Identification No.)

One Merck Drive, PO Box 100, Whitehouse Station, NJ	08889-0100
(Address of Principal Executive Offices)	(Zip Code)

Geralyn S. Ritter
Senior Vice President, Global Public Policy and Corporate Responsibility, Secretary
and Assistant General Counsel
908-423-1000
(Name and telephone number, including area code, of the person to contact in connection with this report.)

Check the appropriate box to indicate the rule pursuant to which this form is being filed, and provide the period to which the information in this form applies:

  X   Rule 13p-1 under the Securities Exchange Act (17 CFR 240.13p-1) for the reporting period from January 1 to December 31, 2013.

Section 1 – Conflict Minerals Disclosure

Item 1.01 Conflict Minerals Disclosure and Report

Merck & Co., Inc. (“Merck” or the “Company”) is a global health care company that delivers innovative health solutions through its prescription medicines, vaccines, biologic therapies, animal health and consumer care products, which it markets directly and through its joint ventures. Pursuant to Rule 13p-1 under the Securities Exchange Act (the “Rule”), Merck undertook a review of its products that it manufactures or contracts to manufacture to (i) determine whether any columbite-tantalite (coltan), cassiterite, gold, wolframite or their derivatives (which are limited to tantalum, tin and tungsten) are necessary to the products’ functionality or production and, if so, (ii) perform procedures to determine the origin and conflict status of the minerals.

The scope and substance of Merck’s reasonable country of origin inquiry and due diligence, and Merck’s findings to date, are more fully described in Merck’s Conflict Minerals Report filed as Exhibit 1.02 to this Form SD.

Item 1.02 Exhibit

A copy of Merck’s Conflict Minerals Report is filed as Exhibit 1.02 hereto and is publically available on our website at http://www.merck.com/about/how-we-operate/conflict_minerals_report_May2014.pdf. The information on this website is not incorporated by reference into this Form SD and does not constitute a part of this Form SD.

Section 2 – Exhibits

Item 2.01 Exhibits

The following exhibit is filed as an exhibit to this Form SD.
Exhibit 1.02 – Conflict Minerals Report as required by Items 1.01 and 1.02 of this Form.

CAUTIONARY FACTORS THAT MAY AFFECT FUTURE RESULTS
This Specialized Disclosure Report on Form SD and any exhibits hereto may contain so-called “forward-looking statements,” all of which are based on management’s current expectations and are subject to risks and uncertainties which may cause results to differ materially from those set forth in the statements. One can identify these forward-looking statements by their use of words such as “anticipates,” “expects,” “plans,” “will,” “estimates,” “forecasts,” “projects” and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Forward-looking statements include, for example, statements about our expectations, intentions and plans to improve our due diligence and risk mitigation strategies related to any conflict minerals used in our manufacture or contract to manufacture activities.  One must carefully consider any such statement and should understand that many factors could cause actual results to differ materially from the Company’s forward-looking statements. These factors include inaccurate assumptions and a broad variety of other risks and uncertainties, including some that are known and some that are not. No forward-looking statement can be guaranteed and actual future results may vary materially.
The Company does not assume the obligation to update any forward-looking statement. One should carefully evaluate such statements in light of factors, including risk factors, described in the Company’s filings with the Securities and Exchange Commission, especially on Forms 10-K, 10-Q and 8-K. In Item 1A. “Risk

Factors” of the Company’s Annual Report on Form 10‑K for the year ended December 31, 2013, as filed on February 27, 2014, the Company discusses in more detail various important risk factors that could cause actual results to differ from expected or historic results. The Company notes these factors for investors as permitted by the Private Securities Litigation Reform Act of 1995. One should understand that it is not possible to predict or identify all such factors. Consequently, the reader should not consider any such list to be a complete statement of all potential risks or uncertainties.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the duly authorized undersigned.

MERCK & CO., INC.

May 30, 2014	By:	/s/ Willie A. Deese
	Name:	Willie A. Deese
	Title:	Executive Vice President and President, Merck Manufacturing Division